UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in the Board of Directors and Board Committees

On January 8, 2026, Mr. Gowri Shankar, a director and the chairperson of the board of directors (the “Board”) of Australian Oilseeds Holdings Limited (the “Company”), tendered his resignation from his position as a member of the Board and any and all committees to the Board, effective on January 9, 2026. Mr. Shankar’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for his contributions and dedicated service to the Company.

Effective on January 9, 2026, Mr. Ho Yeung Lee was appointed as a director of the Board, the chair of the Compensation Committee, and a member of the Audit Committee and the Nominating and Corporate Governance Committee to fill the vacancies caused by the resignation of Mr. Shankar. The Board has affirmatively determined that each of Mr. Lee is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

Mr. Ho Yeung Lee, aged 44, has over 15 years of experience in consumer finance and secured lending operations in Hong Kong. Since January 2017, he has served as director and general manager of Fortune Credit Limited (formerly listed on the Hong Kong Stock Exchange), where he oversees end-to-end loan origination and credit operations, including underwriting, documentation, disbursement, portfolio monitoring and post-loan servicing. In addition to his primary role, Mr. Lee has held concurrent senior management and advisory positions in finance companies, including serving as a part-time director and general manager of Bond Fu Finance from July 2019 to December 2024 and serving as a consultant of A Finance from December 2018 to December 2024. Earlier in his career, he held roles at China Financial Services Holdings Limited and Citibank (Hong Kong) Limited, with responsibilities spanning business development, credit assessment and client due diligence. Mr. Lee holds a certificate in commercial studies from the Hong Kong Institute of Vocational Education and is fluent in Cantonese, English, and Mandarin.

There are no arrangements or understandings between Mr. Lee and any other person pursuant to which he was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Lee had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Lee will receive compensation for his service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

In connection with the appointments, the Company entered into a Director Offer Letter Mr. Lee. The terms of the agreement are consistent with the Company’s standard arrangements for its non-employee directors. The form of the Director Offer Letter is filed as Exhibits 10.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Ltd

Date: January 13, 2026	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Co-Chief Executive Officer and Chairman of the Board